Filing pursuant to Rule 425 under the

Securities Act of 1933, as amended

Deemed filed under Rule 14a-12 under the

Securities Exchange Act of 1934, as amended

Filer: Allergan plc

Subject Company: Pfizer Inc.

Commission File Number: 001-03619

Date: January 12, 2016

The following is an image of the webpage at which the video of the interview of Pfizer Inc. CEO Ian Read and Allergan plc CEO Brent Saunders by Meg Tirrell of CNBC at the J.P. Morgan Healthcare Conference can be found, https://www.premierbiopharmaleader.com/en/media/videos/.

Transcript of Interview of Pfizer Inc. CEO Ian Read and Allergan plc CEO Brent Saunders by Meg Tirrell of CNBC at the J.P. Morgan Healthcare Conference, broadcasted January 11, 2016 and video posted January 12, 2016

SCOTT WAPNER (CNBC): WITH OUR OWN MEG TIRRELL LIVE IN SAN FRANCISCO TODAY AT THE JP MORGAN HEALTHCARE CONFERENCE WITH ALLERGAN CEO BRENT SAUNDERS, PFIZER CEO IAN READ. THEY’RE ABOUT TO CLOSE A RECORD MERGER OF THEIR OWN, MEG.

TIRRELL (CNBC): THAT’S RIGHT, SCOTT. THANK YOU SO MUCH. AND IAN AND BRENT, THANK YOU FOR JOINING US.

IAN READ: MORNING.

BRENT SAUNDERS: MORNING.

MEG TIRRELL: THE QUESTION ON EVERYBODY’S MIND IS YOUR DEAL AND THE LIKELIHOOD IT WILL CLOSE. IAN, WHY DON’T WE START WITH YOU. YOU KNOW MARK SCHOENEBAUM, AN ANALYST AT ISI, PUT OUT A NOTE SAYING THAT THE MARKET IS GIVING US A SPREAD OF A 50% CHANCE THAT THE DEAL WON’T CLOSE. HOW DO YOU RESPOND TO THAT?

READ: I DON’T UNDERSTAND THAT. I MEAN, WE’VE STUDIED THIS, WE CONSTRUCTED THE DEAL WITHIN THE LAWS OF THE UNITED STATES, WE CONSTRUCTED IT AFTER TWO NOTICES FROM TREASURY, SO YOU KNOW WE’RE CONFIDENT THAT WE’VE TAKEN STEPS TO ENSURE THE DEAL SHOULD CLOSE.

TIRRELL: THIS YEAR?

READ: THIS YEAR.

TIRRELL: AND IT’S KEY THAT THE DEAL CLOSES THIS YEAR, RIGHT? BECAUSE COULD THERE BE SOME KIND OF LEGISLATIVE CHANGES THAT COME IN 2017 THAT COULD AFFECT THE OUTCOME IN THE FUTURE?

SAUNDERS: LOOK, UNDER THE NORMAL COURSE I THINK THIS DEAL SHOULD CLOSE THIS YEAR. WE’LL GO THROUGH THE APPROPRIATE ANTI-TRUST REVIEWS, THAT SHOULD TAKE SEVERAL MONTHS, AND THEN THE DEAL, THEN OUR SHAREHOLDERS WILL VOTE, AND THE DEAL SHOULD CLOSE.

TIRRELL: WHAT IMPRESSION DO YOU GET FROM INVESTORS AS TO WHY, YOU KNOW, THERE IS SUCH A SPREAD RIGHT NOW – WHY ALLERGAN SHARES ARE TRADING SO FAR BELOW THE DEAL VALUE?

SAUNDERS: YEAH I MEAN I THINK THERE’S LOTS OF REASONS. WE DON’T GET TOO CAUGHT UP IN THOSE REASONS. WE THINK THIS DEAL IS A REALLY STRONG STRATEGIC FIT. IT’S BRINGING TOGETHER TWO GREAT COMPANIES AND WE’RE VERY EXCITED ABOUT GETTING THIS DEAL CLOSED. WHETHER IT’S BECAUSE OF THIS CONCERN YOU RAISED ABOUT WHETHER THE DEAL WILL CLOSE OR SOME OTHER ISSUES AROUND THE SIZE – I MEAN THIS IS A MEGACAP COMPANY, ARGUABLY THE FOURTH LARGEST COMPANY IN THE WORLD WHEN IT CLOSES – SO IT WILL TAKE AWHILE. BUT WE’RE VERY CONFIDENT IT WILL COME TOGETHER.

READ: AS TIME PASSES, MONTH BY MONTH AS WE GET CLOSER TO A POTENTIAL CLOSE, I THINK THE MARKETS WILL REALIZE THAT THIS IS A REALLY GOOD DEAL AND THERE ARE NO OBSTACLES TO IT CLOSING.

TIRRELL: THERE’S A STORY THAT CAME OUT OVER THE WEEKEND ABOUT DRUG PRICES. THIS OF COURSE IS ONE OF THE HUGE ISSUES OF CONVERSATION HERE AT THE CONFERENCE. ABOUT HOW PFIZER RAISED THE PRICE ON 100 MEDICINES ON JANUARY 1ST, SOME BY AS MUCH AS 20%. HOW DO YOU LOOK AT THE FOCUS ON DRUG PRICING RIGHT NOW?

READ: WELL, YOU KNOW THE VAST MAJORITY OF PRICE INCREASES ARE DRIVEN BY MARKET FORCES, ESPECIALLY WHEN THE PRODUCTS ARE GENERICIZED. BUT THAT REPORT BY DEUTSCHE BANK I BELIEVE IS FLAWED BECAUSE IT TAKES LIST PRICE. ANYBODY WHO BUYS, ESPECIALLY IN THE UNITED STATES, KNOWS THAT LIST PRICE AND NET PRICE HAVE VERY LITTLE TO DO WITH EACH OTHER. SO THE ACTUAL PRICE INCREASES THAT ARE PAID BY THE PAYERS OF THE INSURANCE COMPANIES ARE FAR LOWER THAN THOSE PRICE INCREASES. IF YOU LOOK AT THE MARKET, ABOUT A DECADE AGO 54% OF THE PHARMACEUTICAL MARKET WAS GENERICIZED. TODAY, 90% IS GENERICIZED. THAT MEANS PRICES ON AVERAGE ARE LOWER FOR CONSUMERS. IF YOU LOOK AT PFIZER’S PORTFOLIO AND PFIZER-DISCOVERED DRUGS SOLD TO THE HEALTH CARE SYSTEM … HAVE GONE DOWN IN THE LAST SIX YEARS AN AVERAGE 4% PER YEAR.

TIRRELL: WHY THEN IS THERE SUCH A FOCUS ON THIS ISSUE RIGHT NOW?

READ: WELL I THINK WE’RE IN AN ELECTION YEAR. IT’S POLITICS. IN REALITY, THE PHARMACEUTICAL INDUSTRY REPRESENTS 10% OF THE HEALTH CARE SPEND. WE’RE THE MOST EFFICIENT 10%. MOST PHARMACEUTICAL COMPANIES, LIKE PFIZER, WE MAKE OUR PRODUCTS AVAILABLE UP TO 400% OF THE POVERTY LEVEL FOR INDIVIDUALS WHO HAVE NO INSURANCE OR POOR INSURANCE. SO I THINK IT’S A POLITICAL ISSUE WHEN YOU’RE LOOKING INSIDE THE TOTAL HEALTH CARE SPEND.

SAUNDERS: AND I THINK IT’S A TOUGH COMBINATION. WE HAD A FEW BAD ACTORS DO SOME EGREGIOUS THINGS IN AN ELECTION CYCLE, AS IAN JUST MENTIONED. AND SO THAT GAVE THE POLITICIANS THE APPROPRIATE FODDER TO REALLY BRING THIS TO THE FOREFRONT. I THINK AT THE END OF THE DAY, BOTH COMPANIES ARE EXTREMELY COMMITTED TO MAKING SURE THEIR MEDICINES ARE AVAILABLE TO PATIENTS. BOTH COMPANIES HAVE ROBUST CO-PAY ASSISTANCE PROGRAMS. WE HAVE ALL SORTS OF PROGRAMS TO ALLOW PEOPLE TO GET MEDICINES WHEN THEY’RE IN NEED.

TIRRELL: I WANT TO ASK YOU A LITTLE BIT MORE ABOUT THIS ISSUE BECAUSE, IAN, ONE OF THE THINGS THAT YOU’VE REALLY PRIORITIZED AT PFIZER IS INCREASING THE COMPANY’S RESPECT FROM SOCIETY. NOW WE’RE IN AN ENVIRONMENT WHERE POLITICIANS ARE NAMING THE PHARMACEUTICAL INDUSTRY AS AMONG THE MOST PROUD ENEMIES THEY HAVE. THEY’RE SPEARHEADING YOU GUYS FOR DRUG PRICES, SPECIFICALLY YOU GUYS FOR MOVING OUT OF THE COUNTRY, SAYING THAT YOU’RE DESERTERS, I MEAN HOW DO YOU RESPOND TO THIS?

READ: WELL YOU KNOW, FIRSTLY, WE’RE NOT MOVING OUT OF THE COUNTRY. WE HAVE – COMBINED BETWEEN US – 40,000 EMPLOYEES AND THE VAST MAJORITY OF OUR RESEARCH IS SPENT IN THE COUNTRY. AND IN FACT, BY HAVING OUR HEADQUARTERS DOMICILED IN IRELAND, WE’LL BE ABLE TO INVEST MORE CONSISTENTLY IN THE UNITED STATES. I BELIEVE THE ISSUE IS THAT PEOPLE DON’T REALIZE THAT THE VAST MAJORITY OF ALL DRUGS ARE DEVELOPED BY THE PHARMACEUTICAL INDUSTRY. THEY’RE NOT DEVELOPED BY UNIVERSITIES. THEY’RE NOT DEVELOPED BY HOSPITALS. THE ACTUAL DEVELOPMENT TAKES 15 YEARS. IT TAKES A HUGE AMOUNT OF CAPITAL AND IT’S THE ONLY INDUSTRY THAT HAS AN AUTOMATIC PRICE REDUCTION. IF YOU LOOK AT THE HEALTH CARE INDUSTRY, NO OTHER SECTOR AUTOMATICALLY HAVE THEIR PRICES REDUCED WHEN YOU LOSE EXCLUSIVITY. SO THE FACT THEY POINT AT PHARMACEUTICALS IS BECAUSE IT’S THE MOST VISIBLE PART OF THE HEALTH CARE SYSTEM. IF YOU GO TO A HOSPITAL OR IF YOU GET A HOSPITAL BILL FOR AN OPERATION, YOU DON’T SEE THE BILL, BUT YOU DO SEE YOUR BILL FOR PHARMACEUTICALS.

TIRRELL: WELL, WE’RE RUNNING OUT OF TIME, BUT BRENT, I WANT TO ASK YOU ONE LAST QUESTION. YOU’VE INTEGRATED A LOT OF DEALS IN YOUR TIME. WE’VE CALLED YOU A “CHUCK NORRIS OF PHARMA M&A.” HOW DO YOU SEE THE JOBS ENDING UP AFTER THIS? YOU’RE TALKING ABOUT INVESTING IN THE UNITED STATES. WE WERE JUST TALKING ABOUT SHIRE-BAXALTA. THERE HAVE BEEN A LOT OF DEALS WITH EUROPEAN COMPANIES BUYING AMERICAN COMPANIES. HOW DOES THIS DEAL SHAKE OUT FOR EMPLOYMENT?

SAUNDERS: I THINK THIS DEAL IS DIFFERENT THAN MANY OTHERS. WHEN YOU TAKE TWO STRONG COMPANIES AND BRING THEM TOGETHER, WITH A STRONG STRATEGIC FIT – LIKE WE HAVE HERE – IT’S NOT ABOUT JOB LOSSES. CLEARLY, THEY’LL BE SOME. THERE’LL BE SOME NATURAL OVERLAPS IN FUNCTIONS AND AREAS. BUT WE DIDN’T HAVE HUGE SYNERGIES: 2 BILLION ON A VERY LARGE COST BASE. THIS IS ABOUT GROWTH. THIS IS ABOUT INNOVATION. THIS IS ABOUT INVESTMENT IN R&D. AND WE’RE VERY EXCITED ABOUT BRINGING THESE TWO COMPANIES TOGETHER.

TIRRELL: I THINK SCOTT (WAPNER) HAS A QUESTION.

WAPNER: MR. READ, I APPRECIATE BOTH OF YOU BEING HERE. YOU HAVE CALLED, AND YOU JUST SAID TO MEG THAT THIS ISSUE OF DRUG PRICES IS, IN YOUR WORDS, A POLITICAL ISSUE. CERTAINLY, THE REGULATORY APPROVAL PROCESS CAN GET HIGHLY POLITICIZED AT TIMES. I’M JUST WONDERING HOW YOU THINK THIS ISSUE OF RAISING PRICES ON MORE THAN 100 DRUGS BY THE LEVEL THAT YOU HAVE COULD COME INTO PLAY WHEN IT’S DISCUSSED BEHIND CLOSED DOORS WHETHER THIS DEAL SHOULD BE APPROVED OR NOT. YOU CAN STRIP AWAY SORT OF THE INVERSION ASPECT OF THIS DEAL AND WHEN YOU JUST GET INTO THE HEART OF THE FACT THAT WHEN YOU WERE ON CNBC LAST, YOU SAID THE DEAL WAS GREAT FOR AMERICA. IF SOMEONE WAS TO SAY TO YOU, SIR, HOW IS RAISING PRICES ON MORE THAN 100 DRUGS GREAT FOR AMERICANS, I’M NOT SURE WE SHOULD APPROVE THE DEAL, HOW DO YOU RESPOND?

READ: WELL, LOOK. FIRSTLY, YOU KNOW, WE RAISED PRICES AS PART OF A MARKET-BASED SYSTEM. MOST OF THOSE PRICE INCREASES ARE A LOT SMALLER THAN HAVE BEEN PUBLISHED. MOST OF THOSE RESOURCES GO BACK INTO INNOVATION AND DISCOVERING PRODUCTS. SO THE REAL HEART OF YOUR QUESTION IS SHOULD PFIZER BE TREATED ANY DIFFERENT FROM FOREIGN COMPANIES. HAVE FOREIGN COMPANIES RAISED THEIR PRICES? OF COURSE THEY HAVE. SO THIS SORT OF ARGUMENT THAT IN SOME WAY WHAT PFIZER’S DOING, OR ALLERGAN IS DOING IS DIFFERENT FROM WHAT OTHER COMPANIES ARE GOING – FOREIGN COMPANIES – IS A SPECIOUS ARGUMENT. WE’RE DOING THE SAME AS ALL COMPANIES ARE DOING, WHICH IS INVESTING IN RESEARCH TO FIND NEW PRODUCTS.

TIRRELL: IAN AND BRENT, I THINK WE’RE OUT OF TIME, BUT THANK YOU GUYS SO MUCH FOR JOINING US, WE REALLY APPRECIATE IT.

SAUNDERS: THANKS FOR HAVING US.

READ: THANK YOU.

NO OFFER OR SOLICITATION

This communication is not intended to and does not constitute an offer to sell or the solicitation of an offer to subscribe for or buy or an invitation to purchase or subscribe for any securities or the solicitation of any vote or approval in any jurisdiction, nor shall there be any sale, issuance or transfer of securities in any jurisdiction in contravention of applicable law.

This communication is not intended to be and is not a prospectus for the purposes of Part 23 of the Companies Act 2014 of Ireland (the “2014 Act”), Prospectus (Directive 2003/71/EC) Regulations 2005 (S.I. No. 324 of 2005) of Ireland (as amended from time to time) or the Prospectus Rules issued by the Central Bank of Ireland pursuant to section 1363 of the 2014 Act, and the Central Bank of Ireland (“CBI”) has not approved this communication.

IMPORTANT ADDITIONAL INFORMATION WILL BE FILED WITH THE SEC

In connection with the proposed transaction between Allergan plc (“Allergan”) and Pfizer Inc. (“Pfizer”), Allergan will file with the U.S. Securities and Exchange Commission (the “SEC”) a registration statement on Form S-4 that will include a Joint Proxy Statement of Allergan and Pfizer that also constitutes a Prospectus of Allergan (the “Joint Proxy Statement/Prospectus”). Allergan and Pfizer plan to mail to their respective shareholders the definitive Joint Proxy Statement/Prospectus in connection with the transaction. INVESTORS AND SECURITY HOLDERS OF ALLERGAN AND PFIZER ARE URGED TO READ THE JOINT PROXY STATEMENT/PROSPECTUS AND OTHER RELEVANT DOCUMENTS FILED OR TO BE FILED WITH THE SEC CAREFULLY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT ALLERGAN, PFIZER THE TRANSACTION AND RELATED MATTERS. Investors and security holders will be able to obtain free copies of the Joint Proxy Statement/Prospectus (when available) and other documents filed with the SEC by Allergan and Pfizer through the website maintained by the SEC at www.sec.gov. In addition, investors and security holders will be able to obtain free copies of the documents filed with the SEC by Allergan by contacting Allergan Investor Relations at investor.relations@actavis.com or by calling (862) 261-7488 and will be able to obtain free copies of the documents filed with the SEC by Pfizer by contacting Pfizer Investor Relations at Bryan.Dunn@pfizer.com or by calling (212) 733-8917.

PARTICIPANTS IN THE SOLICITATION

Allergan, Pfizer and certain of their respective directors, executive officers and employees may be considered participants in the solicitation of proxies in connection with the proposed transaction. Information regarding the persons who may, under the rules of the SEC, be deemed participants in the solicitation of the respective shareholders of Allergan and Pfizer in connection with the proposed transactions, including a description of their direct or indirect interests, by security holdings or otherwise, will be set forth in the Joint Proxy Statement/Prospectus when it is filed with the SEC. Information regarding Allergan’s directors and executive officers is contained in Allergan’s proxy statement for its 2015 annual meeting of shareholders, which was filed with the SEC on April 24, 2015, and certain of Allergan’s Current Reports on Form 8-K. Information regarding Pfizer’s directors and executive officers is contained in Pfizer’s proxy statement for its 2015 annual meeting of stockholders, which was filed with the SEC on March 12, 2015, and certain of Pfizer’s Current Reports on Form 8-K.

Allergan Cautionary Statement Regarding Forward-Looking Statements

Statements contained in this communication that refer to Allergan’s anticipated future events, estimated or anticipated future results, or other non-historical facts are forward-looking statements that reflect Allergan’s current perspective of existing trends and information as of the date of this communication. Forward looking statements generally will be accompanied by words such as such as “anticipate”, “target”, “possible”, potential”, “predict”, “project”, “forecast”, “out-look”, “guidance”, “expect”, “estimate”, “intend”, “plan”, “goal”, “believe”, “hope”, “aim”, “continue”, “will”, “may”, “might”, “would”, “could” or “should” or other similar words, phrases or expressions or the negatives thereof. Such forward-looking statements include, but are not limited to, statements about the benefits of the proposed transaction, including future financial and operating results and synergies, Allergan’s, Pfizer’s and the combined company’s plans, objectives, expectations and intentions, and the expected timing of completion of the transaction. It is important to note that Allergan’s goals and expectations are not predictions of actual performance. Actual results may differ materially from Allergan’s current expectations depending upon a number of factors affecting Allergan’s business, Pfizer’s business and risks associated with business combination transactions. These factors include, among others, the inherent uncertainty associated with financial projections; restructuring in connection with, and successful closing of, the proposed transaction; subsequent integration of Allergan and Pfizer and the ability to recognize the anticipated synergies and benefits of the proposed transaction; the ability to obtain required regulatory approvals for the transaction (including the approval of antitrust authorities necessary to complete the transaction), the timing of obtaining such approvals and the risk that such approvals may result in the imposition of conditions that could adversely affect the combined company or the expected benefits of the transaction; the ability to obtain the requisite Allergan and Pfizer shareholder approvals; the risk that a condition to closing of the proposed transaction may not be satisfied on a timely basis or at all; the failure of the proposed transaction to close for any other reason; risks relating to the value of the Allergan shares to be issued in the transaction; the anticipated size of the markets and continued demand for Allergan’s and Pfizer’s products; the difficulty of predicting the timing or outcome of FDA approvals or actions, if any; the impact of competitive products and pricing; market acceptance of and continued demand for Allergan’s and Pfizer’s products; difficulties or delays in manufacturing; the risks of fluctuations in foreign currency exchange rates; the risks and uncertainties normally incident to the pharmaceutical industry, including product liability claims and the availability of product liability insurance on reasonable terms; the difficulty of predicting the timing or outcome of pending or future litigation or government investigations; periodic dependence on a small number of products for a material source of net revenue or income; variability of trade buying patterns; changes in generally accepted accounting principles; risks that the carrying values of assets may be negatively impacted by future events and circumstances; the timing and success of product launches; costs and efforts to defend or enforce intellectual property rights; the availability and pricing of third party sourced products and materials; successful compliance with governmental regulations applicable to Allergan’s and Pfizer’s facilities, products and/or businesses; changes in the laws and regulations affecting, among other things, pricing and reimbursement of pharmaceutical products; risks associated with tax liabilities, or changes in U.S. federal or international tax laws or interpretations to which they are subject, including the risk that the Internal Revenue Service disagrees that Allergan is a foreign corporation for U.S. federal tax purposes; the loss of key senior management or scientific staff; and such other risks and uncertainties detailed in Allergan’s periodic public filings with the Securities and Exchange Commission, including but not limited to Allergan’s Annual Report on Form 10-K for the year ended December 31, 2014, Quarterly Report on Form 10-Q for the quarterly period ended June 30, 2015, Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2015, and from time to time in Allergan’s other investor communications. Except as expressly required by law, Allergan disclaims any intent or obligation to update these forward-looking statements.

Pfizer Cautionary Statement Regarding Forward-Looking Statements

This communication contains certain forward-looking statements with respect to the proposed transaction between Pfizer and Allergan. These forward-looking statements can be identified by the fact that they do not relate only to historical or current facts. Forward-looking statements often use future dates or words such as “anticipate”, “target”, “possible”, potential”, “predict”, “project”, “forecast”, “outlook”, “guidance”, “expect”, “estimate”, “intend”, “plan”, “goal”, “believe”, “hope”, “aim”, “continue”, “will”, “may”, “might”, “would”, “could” or “should” or other words, phrases or expressions of similar meaning or the negative thereof. Such forward-looking statements include, but are not limited to, statements about the benefits of the proposed transaction, including anticipated future financial and operating results, synergies, accretion and growth rates, Pfizer’s, Allergan’s and the combined company’s plans, objectives, expectations and intentions, plans relating to share repurchases and dividends and the expected timing of completion of the transaction. There are several factors which could cause actual plans and results to differ materially from those expressed or implied in forward-looking statements. Such factors include, but are not limited to, the failure to obtain necessary regulatory approvals (and the risk that such approvals may result in the imposition of conditions that could adversely affect the combined company or the expected benefits of the transaction) and shareholder approvals or to satisfy any of the other conditions to the transaction on a timely basis or at all, the occurrence of events that may give rise to a right of one or both of the parties to terminate the merger agreement, adverse effects on the market price of Pfizer’s common stock and on Pfizer’s operating results because of a failure to complete the transaction in the anticipated time frame or at all, failure to realize the expected benefits and synergies of the transaction, restructuring in connection with the transaction and subsequent integration of Pfizer and Allergan, negative effects of the announcement or the consummation of the transaction on the market price of Pfizer’s common stock and on Pfizer’s operating results, risks relating to the value of the Allergan shares to be issued in the transaction, significant transaction costs and/or unknown liabilities, the risk of litigation and/or regulatory actions, the loss of key senior management or scientific staff, general economic and business conditions that affect the companies following the transaction, changes in global, political, economic, business, competitive, market and regulatory forces, future exchange and interest rates, changes in tax and other laws, regulations, rates and policies, future business combinations or disposals, competitive developments and the uncertainties inherent in research and development. By their nature, forward-looking statements involve known and unknown risks and uncertainties because they relate to events and depend on circumstances that will occur in the future. The factors described in the context of such forward-looking statements in this communication could cause Pfizer’s plans with respect to Allergan, actual results, performance or achievements, industry results and developments to differ materially from those expressed in or implied by such forward-looking statements. Persons reading this communication are cautioned not to place undue reliance on these forward-looking statements which speak only as at the date of this communication. Pfizer assumes no obligation to update or revise the information contained in this communication (whether as a result of new information, future events or otherwise), except as required by applicable law. A further description of risks and uncertainties can be found in Pfizer’s Annual Report on Form 10-K for the fiscal year ended December 31, 2014 and in its subsequent reports on Form 10-Q, including in the sections thereof captioned “Risk Factors” and “Forward-Looking Information and Factors That May Affect Future Results”, as well as in its subsequent reports on Form 8-K, all of which are filed with the SEC and available at www.sec.gov and www.pfizer.com.

Statement Required by the Irish Takeover Rules

The directors of Allergan accept responsibility for the information contained in this communication relating to Allergan and the directors of Allergan and members of their immediate families, related trusts and persons connected with them. To the best of the knowledge and belief of the directors of Allergan (who have taken all reasonable care to ensure such is the case), the information contained in this communication for which they accept responsibility is in accordance with the facts and does not omit anything likely to affect the import of such information.

The directors of Pfizer accept responsibility for the information contained in this communication other than that relating to Allergan and the Allergan group of companies and the directors of Allergan and members of their immediate families, related trusts and persons connected with them. To the best of the knowledge and belief of the directors of Pfizer (who have taken all reasonable care to ensure that such is the case), the information contained in this communication for which they accept responsibility is in accordance with the facts and does not omit anything likely to affect the import of such information.